12 November 2018 Nasdaq: MESO ASX: MSB Clinically Meaningful Outcome in Phase 2b Trial of MPC-150-IM in LVAD Recipients Provides Pathway for Regulatory Approval

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. | 2

MPC-150-IM for End-Stage Heart Failure for Patients Implanted with LVADs |

Market Opportunity Burden of Illness In the USA, there are approximately 250,000–300,000 patients annually who suffer from advanced systolic heart failure (NYHA Class IIIb–IV). 1 Despite optimal medical therapy (excluding mechanical assist devices) Class IIIb have a one-year mortality >25% and exceeding 50% in class IV patients.1 LVADs have improved survival, but high morbidity remains high with patients on average experiencing greater than two hospitalization annually.2 Gastrointestinal (GI) bleeding is a leading cause of device attributable hospitalizations2 Device attributable major adverse events (DAEs) can cost on average from up to $46.5k per hospitalization2 Ongoing Unmet Need ~4,500 – 5,500 assist devices are implanted annually in the Untied States.3, 4 US LVAD market is growing double-digit CAGR and represents > $500m market opportunity3,4 Orphan indication with US targeted commercial footprint provides low cost market entry MPC-150-IM: Adjunctive Therapy to Improve Clinical Outcomes in LVAD Patients 1Gustafsson G, Rogers J. (2017) Left ventricular assist device therapy in advanced heart failure: patient selection and outcomes, 2 Mehra, MR Salerno C, Cleveland JC (2018) Health care resources use and cost implications in the MOMENTUM 3 long-term outcome study: a randomized controlled trial of a magnetically levitated cardiac pump in advanced heart failure, 3Agency for Healthcare Research and Quality – Healthcare Cost and Utilization Project – claims analysis using ICD-9 37.6 implantation of heart and circulatory assist systems, 4 Data on File

INTERMACS* Adverse Event Rates in LVAD Patients: Most Common Cause of Non-surgical Hospitalization is Major GI Bleeding[1]

Adverse Event	Events	Rate
Bleeding	4,420	7.79
Cardiac/vascular		
Right-sided heart failure	276	0.49
Myocardial infarction	34	0.06
Cardiac arrhythmia	2,303	4.06
Pericardial drainage	305	0.54
Hypertension	115	0.20
Arterial non-CNS thrombosis	94	0.17
Venous thrombotic event	286	0.50
Hemolysis	314	0.55
Infection	4,132	7.28
Stroke	916	1.61
Renal dysfunction	876	1.54
Hepatic dysfunction	326	0.57
Respiratory failure	1,551	2.73
Wound dehiscence	96	0.17
Psychiatric episode	525	0.93
Total burden	16,569	29.20

*Interagency Registry for Mechanically Assisted Circulation (INTERMACS): Events per 100 Patient-Months in the First 12 Months Post-Implant, based on 7,286 patients with CF-LVADs between 2012-2014.

1.Left Ventricular Assist Devices for Lifelong Support Pinney SP, et al. JACC 2017;69:2845-61.

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Proposed Pathway of Angiogenesis and Non-surgical GI Bleeding During CF-LVAD Altered Shear Stress vWF Degradation Angiogenesis Angiodysplasia Inflammation: IL-6, IL-1, TNFa Angiopoietin-2 Hypoxia Inducible Factors (HIP) Hypoxia Splanchnic Hypoperfusion Heart Failure or Non-pulsatile Flow An integrating explanation relating to LVAD mediated GI bleeding events is that all of these precipitating factors are in some way related to increased systemic inflammation resulting in increased serum levels of angiopoietin-2, a well-documented agent that causes vascular disruption and destabilization.

MPCs Reduced Major GI Bleeding in 30 Patient Pilot Trial[1]


1.0
0.8
0.6
0.4
0.2
0.0
Cumulative Incidence for Control, 0.4 (95% CI, 0.10, 0.69)
Cumulative Incidence for MPC, 0.1 (95% CI, 0.02, 0.28)
Gray's Test for Equality of CIF, P = 0.041
Population Readmitted
LVAD + Control
LVAD + MPC
0
100
200
300
400
Days to First Non-Surgical Major Bleeding Requiring Re-admission

- MPC group had significantly longer time to first hospitalization due to major GI bleeding ($p<0.05$, Kaplan-Meier statistics)
- 71% reduction in number of patients with at least one hospitalization from GI bleeding through 6 months (16% in LVAD group vs 55% in controls, $p=0.03$ by chi-square test)
- 70% reduction in rate of hospitalizations due to GI bleeding per 100 patient-months of follow-up (4.2 in LVAD group vs 14.2 in controls, $p=0.06$ by binomial test)

1. Source: Data on file.

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The 21st Century Cures Act (Cures Act) Legislation for An Expedited Approval Path for Cellular Medicines Designated as Regenerative Medicine Advanced Therapies (RMAT) Cellular medicines may be designated as regenerative advanced therapies, if they are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition, and there is preliminary clinical evidence indicating the potential to address the unmet medical need Key benefits of the legislation for cell-based medicines, designated as regenerative advanced therapies, include: Potential eligibility for priority review and accelerated approval Potential to utilize surrogate endpoints for accelerated approval Potential to utilize patient registry data and other sources of “real world evidence” for post approval studies, subject to approval by the FDA MPC-150-IM for End-Stage Heart Failure Patients with LVADs Received RMAT Designation

FDA Regulatory Interaction for MPC-150-IM using LVADs

December 2017	FDA grants RMAT designation for Mesoblast's novel MPC therapy for the treatment of heart failure due left ventricular systolic dysfunction of either ischemic or non-ischemic etiology in patients with LVADs. Based on pilot trial data that demonstrated: • Successful weans in MPCs compared to control • Reduction in hospitalization due to GI bleeding
June 2018	FDA meeting (Type B meeting) to discuss regulatory pathway for MPC-150-IM in an LVAD population. Feedback: 1. Non-surgical GI bleeding and/or epistaxis are clinically meaningful issues for patients with LVADs and represents an unmet clinical need 2. Temporary wean considered a biomarker and not a clinically meaningful outcome in and of itself – Weaning to explantation is a clinically meaningful outcome but it is a rare event and is limited to select center o Not clear that successful weans would reasonably predict explantation outcome o Concerns about interpretability of binary wean data 3. Need to show the adverse event, including allosensitization, and survival are not unfavorably affected by the MPC product 4. Need sufficient safety database for adverse event analysis of meaningful subgroups

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Can MPCs Reduce GI Bleeding Complications in End-Stage Heart Failure Patients with LVADs? Rationale Intra-myocardial injections of allogeneic MPCs may reduce myocardial and systemic inflammation MPCs improve coronary and systemic artery endothelial dysfunction in ovine systemic inflammation MPCs may reverse endothelial dysfunction in the heart and GI vascular beds in LVAD-related inflammation

2018 American Heart Association Scientific Sessions - Late Breaking |

Adults with advanced HF Ischemic Non-ischemic Scheduled for implantation of an FDA- or HC-approved LVAD for BTT DT Percutaneous LVAD or BV support Planned ablation or aortic valve intervention Recent CT surgery or prior cardiac Tx LV reduction surgery or cardiomyoplasty >10% anti-HLA antibody titers with known specificity to MPC-donor HLA antigens Prior cell therapy for cardiac repair Inclusion Criteria Exclusion Criteria Objective : To assess whether one-time injections of high dose MPCs into the native myocardium of LVAD recipients is safe and improves cardiac recovery Objective and Target Population

Assessed for eligibility (n=637) Randomized (N=159) MPC (150M) (N=106) Sham Control (N=53) Excluded (N=478) Did not meet inclusion criteria (N=276) Refused to participate (N=150) Other (N=52) Withdrew (N=0) Death (N=10) Transplant (N=8) Primary Endpoint Analysis Excluded (N=1) Withdrew (N=2) Death (N=6) Transplant (N=6) Primary Endpoint Analysis Excluded (N=1) Allocation Follow-up at 6 Months Analysis at 6 Months 2:1 Trial Design

MPC (n = 106) Control (n = 53) P-value Event Rate (100-Pt-Months) Event Rate (100-Pt-Months) 3.8 15.9 <0.001 Rate of GI/Epistaxis Bleeding Mucosal Bleeding at 6 Months

Rate per 100 pt-months Serious AEs & Hospitalizations at 6 Months (p=0.03)

Average proportion of successful temporary weans: 61% in MPC vs. 58% in control RR=1.08 (95% CI 0.83-1.41; p=0.55) Posterior probability that MPC increased likelihood of successful weaning: 69% (<80% pre-defined threshold) MPC Control Successful Temporary Weans from LVAD Support

Limitations High rate of pump thrombosis reduced number of evaluable wean attempts Enrolled heterogeneous study population Ischemic/non-ischemic HF, BTT/DT, 2 types of devices Increased variability may have reduced likelihood of detecting Rx effect Although all bleeding events & transfusions were adjudicated, we did not routinely collect INR, platelets, and anticoagulation regimens

Exploratory Subgroup Analyses Interaction of Rx and Pre-determined Subgroups on Wean Success Rate over 6 Months

No patients developed a primary safety stopping event Allosensitization to Class I HLA antigens 26% MPC vs 9.4% Control Between-group difference: 16.5% (95% CI: 5 to 28%) Allosensitization to Class II HLA antigens Similar in control and MPC patients at all time points Primary Safety Endpoint & Sensitization

Conclusions Succeeded in achieving the FDA identified clinically meaningful outcome of reduction in GI bleeding and related hospitalization Results confirm the previous pilot trial, which also demonstrated significant reduction in GI bleeding and related hospitalization in MPC treated LVAD patients Company intends to meet with the FDA to provide full study data and discuss potential BLA filing While trial did not meet the overall primary endpoint of temporary weaning, MPC treatment did significantly improve weaning in ischemic patients Weaning, in and of itself, is a biomarker and not a clinically meaningful outcome LVAD patients with ischemic heart failure closely resemble the majority of patients in DREAM-HF in terms of age and etiology; however, the LVAD patients are more advanced with end stage disease and have more severe endothelial dysfunction presenting as GI Bleeding

This trial was supported by a cooperative agreement (U01-HL088942) funded by NHLBI and NINDS, of the National Institutes of Health (NIH), and the Canadian Institutes for Health Research (CIHR) Mesoblast provided MPCs and cryoprotective medium We would like to thank the patients, their families, doctors, nurses and research personnel for participating in this trial Acknowledgements

Questions & Answers |

Appendix |

Myocardial tissue ischemia and hypoxia Interventions that Decreases Angipoietin-2 Disintegration of endothelial cell (EC) barrier Abnormal vascular remodeling Robust inflammatory response Extracellular matrix disorganization Endothelial cell stabilization Vascular normalization Inflammatory mitigated Extracellular matrix preservation Source: Modified from Lee SJ, et al. Angiopoietin-2 exacerbates cardiac hypoxia and inflammation after myocardial infarction. J Clin Invest 2018:128:5018-5033 Roles of Angiopoietin-2 in Exacerbating Cardiac Hypoxia and Inflammation in Association with Myocardial Ischemia

Effects of CF-LVAD on TNF-α, ANG-2 and ANG-1 on GI Bleeding

TNF-α in CF-LVAD Patients[1]

- Elevated TNF-α level is a key regulator of altered angiogenesis, pericyte apoptosis and expression of tissue factor
- High TNF-α levels are associated with increased risk of non-surgical bleeding, predominantly GI in origin


Freedom from Non-surgical Bleeding
Low TNF-α
High TNF-α
0
100
200
300
400
Days Post-sample Collection

ANG-2 and ANG-1 In CF-LVAD Patients[2]

- ↑ANG-2 and ↓ANG-1 levels occur compared to non-LVAD HF patients
- ↑ANG-2 level is associated with higher rate of non-surgical bleeding, predominantly GI in origin


ANG-2 (ng/mL)
50
25
0
p<0.05
Non-LVAD HF
LVAD


ANG-1 (ng/mL)
20
15
10
5
0
p~0.05
Non-LVAD HF
LVAD

1. Tabit CE, et al. J Heart Lung Transplant 2018;37-107-115
2. Tabit CE, et al. Circulation 2016;134:141-152

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MPCs Improve Coronary Artery Endothelial Dysfunction In A Sheep Model of Systemic Inflammation Source: Dooley et al. Effect of MPCs on the systemic inflammatory response and endothelial dysfunction in an ovine model of collagen-induced arthritis. PLOS One, May 7, 2015.

MPCs Improve Digital Artery Endothelial Dysfunction In A Sheep Model of Systemic Inflammation Source: Dooley et al. Effect of MPCs on the systemic inflammatory response and endothelial dysfunction in an ovine model of collagen-induced arthritis. PLOS One, May 7, 2015.